Item 3: Exclusion from ATS Services

a. Can the NMS Stock ATS exclude, in whole or in part, any Subscriber from the ATS services?

Yes☒ No☐

If yes, list and provide a summary of the conditions for excluding, in whole or in part, a Subscriber from the ATS services.

CGMI management may determine to exclude a Subscriber from further access to Citi-ONE based on observations of market behaviors that negatively affect the execution quality or operational stability of Citi-ONE (e.g., based on surveillance for inappropriate trading activity). CGMI management also may exclude a Subscriber based on other conduct or developments, such as a change in the Subscriber's financial or regulatory status that would reasonably cause CGMI, as the Broker-Dealer Operator of Citi-ONE to terminate its relationship with the Subscriber (e.g., credit risk issues; change in financial status; regulatory incidents). A failure to comply with applicable agreements or securities rules and regulations, or any CGMI or Citi-ONE rules or guidelines that may apply to use of Citi-ONE can result in termination as a client of CGMI and/or exclusion from Citi-ONE. Citi-ONE assesses incoming orders and blocks or filters out those orders that fail system checks, including market access-related checks pursuant to Rule 15c3-5. CGMI also monitors for compliance with applicable securities rules and regulations.

~~Part III, Item 9 explains in greater detail that FRS Orders from CGMI Business Units, Affiliates, and Indirect Subscribers will be configured to interact with COs by default, and the configuration can be disabled or re-enabled at the discretion of Execution Advisory Services personnel. The discretion used by Execution Advisory Services personnel in setting this configuration may result in limitations on the activities of Participants on Citi-ONE (i.e., an inability to interact with certain flow).~~

Please refer to Part III, Items 11, 13, and 14 regarding segmentation and counterparty selection, which can result in limitations on the activities of Participants on Citi-ONE (i.e., an inability to interact with certain order flow).

b. If yes to Item 3(a), are the conditions required to be identified in Item 3(a) the same for all Subscribers?

Yes☐ ~~No☒~~ No☐
~~If no, identify and explain any differences.~~
~~As noted in Part III, Item 3(a) and Part III, Item 9, FRS Orders from CGMI Business Units, Affiliates, and Indirect Subscribers will be configured to interact with COs by default, and the configuration can be disabled or re-enabled at the discretion of Execution Advisory Services personnel. The discretion used by Execution Advisory Services personnel in setting this configuration may result in limitations on the activities of Participants on Citi-ONE (i.e., an~~

inability to interact with certain flow). Execution Advisory Services does not have the discretion to disable or re-enable FRS Order eligibility with COs for Direct Subscribers.

Item 9: Conditional Orders and Indications of Interest

a. Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?

<mark>Yes</mark>☒ No☐

If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

Citi-ONE accepts Conditional Orders and their associated Firm-up Orders, described below, during the Regular Trading Session. A CO is a message indicating trading interest; it is not an auto-executable order. COs must include each of the following parameters or it will not be accepted: side, symbol, quantity, TIF of DAY, price (limit price), and conditional order tag. COs may also include a peg condition (primary, midpoint, or market peg). COs submitted as "post only" or with a TIF of IOC will be rejected. COs are eligible to match with other COs and with Eligible FRS Orders. If an Inclusion Level is included on a CO, the Inclusion Level will be ignored (see Part III, Item 13).

~~Direct Subscribers~~Participants can choose to allow interaction between FRS Orders ("Eligible FRS Orders") and COs (by default, COs will only interact with other COs) on an order-by-order basis.

~~FRS Orders from CGMI Business Units, Affiliates, and Indirect Subscribers will be configured to interact with COs by default, and the configuration can be disabled or re-enabled at the discretion of Execution Advisory Services personnel. Execution Advisory Services personnel will exercise that discretion based on an analysis of whether CO interaction is a favorable source of liquidity for these FRS Orders, including by evaluating firm-up rates and price slippage when interacting with COs (i.e., how much the execution price of the FRS Order moves relative to a benchmark). Execution Advisory Services can disable or re-enable Eligible FRS Orders for all orders from a CGMI Business Unit, Affiliate, or Indirect Subscriber, or for a subset. Execution Advisory Services will also disable or re-enable the configuration for Eligible FRS Orders upon the request of a CGMI Business Unit, Affiliate, or Indirect Subscriber. If Eligible FRS Orders are disabled or re-enabled at the request of the CGMI Business Unit, Affiliate, or Indirect Subscriber, they will be notified once the change is complete. If Eligible FRS Orders are disabled or re-enabled other than in response to a request, Execution Advisory Services may notify the CGMI Business Unit, Affiliate, or Indirect Subscriber, depending on the Participant's communication preferences, including whether an Indirect Subscriber has previously requested~~

to be notified of changes of this nature. Eligible FRS Orders may be disabled or re-enabled at any time, including during the RTS.

Eligible FRS Orders must include a TIF of DAY to interact with COs. Citi-ONE will attempt to match a CO with another CO before attempting to match a CO with an Eligible FRS Order. For greater detail regarding the matching priority with respect to Conditional and Eligible FRS Orders, see Part III, Items 7 and 11.

Participants may set a minimum executable quantity threshold for COs. For a description of minimum executable quantity, see Part III, Items 11 and 14. Minimum and maximum order sizes are discussed in Part III, Item 8.

FIRM-UP REQUESTS

In the event of a potential match of a CO with a contra-side CO or Eligible FRS Order, a FIX message is sent to the Participant or algo that sent the original CO(s) requesting the originator of the CO(s) to send a Firm-up Order ("Firm-up Request"). To the extent an algo sent the relevant CO to Citi-ONE, the Firm-up Request will pass through the SOR before arriving at the algo (i.e., there is no direct messaging from Citi-ONE to the algo). A Firm-up Request informs the recipient only that the opportunity to match exists and contains all of the same trade parameters as the CO to which the Firm-up Request is sent. A Firm-up Request does not provide information on price or size of the contra-side order or whether the contra-side order is a CO or an Eligible FRS Order.

For Participants accessing Citi-ONE indirectly, the algos originate and manage the placement of COs across various trading centers, including Citi-ONE, and participate in the Citi-ONE firm-up process if matching opportunities are presented. When a Firm-up Request has been sent for a CO that was directed to Citi-ONE by the algos, the algos may elect to send a Firm-up Order (through the SOR).

FIRM-UP PERIODS

A Firm-up Order is tentatively designated for matching with the contra-side order that generated the Firm-up Request.

Each Firm-up Request is valid for up to 500 milliseconds (500ms) (the "Firm-up Period"), which begins when the Firm-up Request is sent by Citi-ONE. At any time in its reasonable discretion, CGMI may modify the Firm-up Period and provide notification of such change to Participants via an amendment to the Citi-ONE Form ATS-N. CGMI will also, on a best-efforts basis, notify Participants via email. The recipient of a Firm-up Request may respond with a Firm-up Order during the Firm-up Period. If the recipient of that Firm-up Request does not reply with a Firm-up Order before expiration of the Firm-up Period, the corresponding CO is cancelled.

FIRM-UP ORDERS

Citi-ONE accepts Firm-up Orders submitted in response to Firm-up Requests. Firm-up Orders submitted to Citi-ONE must include each of the following parameters: side, symbol, quantity, order TIF of DAY, price (limit price), and conditional order tag. Firm-up Orders may also include a peg condition (primary, midpoint, or market peg). The trade parameters of the Firm-up Order submitted in response to a Firm-up Request cannot deviate from the trade parameters of the underlying CO of the Participant sending the Firm-up Order, except with respect to the quantity and price parameter. The price of a Firm-up Order may be changed in way that is more favorable to the potential match than the price of the underlying CO. Subject to these exceptions for quantity and price, Firm-up Orders that do not match the trade parameters of the underlying CO will be rejected. All Firm-up Orders will be treated as IOC, and any shares not matched will be cancelled.

When a CO is a potential match with another CO, a Firm-up Request will be sent to the Participants that originated both COs. Upon Firm-up Requests being triggered between two COs, each order will be "reserved" for a period that will not exceed the Firm-up Period. If both Participants respond with Firm-up Orders within the Firm-up Period, a match may take place for the lesser quantity of the two Firm-up Orders. When Firm-up Orders match, any unmatched quantity of a Firm-up Order will be cancelled.

When an Eligible FRS Order is a potential match with a CO, a Firm-up Request will be sent to the Participant representing the CO. Upon a Firm-up Request being sent to the Participant representing the CO, each order will be "reserved" for a period that will not exceed the Firm-up Period. If the CO responds with a Firm-up Order within the Firm-up Period, the orders will be matched for the lesser quantity of the Eligible FRS Order quantity or the Firm-up Order. However, if at the time the Firm-up Order arrives, there is one or more higher-ranked FRS Order on the same side of the market as the Eligible FRS Order that initiated the Firm-up Request, the Firm-up Order will first interact with the higher-ranked FRS Order(s) and any remaining quantity may interact with the initial Eligible FRS Order. The higher-ranked FRS Order(s) may not have interacted with the CO initially because (i) it was not an Eligible FRS Order or (ii) it arrived or was reprioritized after the Firm-up Period started. If the initially received Eligible FRS Order is not matched or not matched in full, any residual shares will become unreserved, re-eligible for matching, and retain time priority.

EXAMPLES OF REASONS CONDITIONAL ORDER(S) MAY NOT MATCH

The following are non-exhaustive examples of reasons why a potential match involving a CO on one or both sides of the market may not match: (i) the order(s) could not match as the minimum executable quantity was not satisfied for one of the orders, (ii) the orders could not match as one or both of the COs became non-marketable due to a movement in the NBBO during the Firm-up Period, (iii) the Firm-up Period timed out on one or both of the opposite side CO(s), (iv) the

NBBO is currently locked (the national best bid price and ask price are the same), (v) the NBBO is currently crossed (bid price is greater than ask price), (vi) the opposing FRS Order may get cancelled (in case of interaction with an Eligible FRS Order) or the opposing CO may not firm up (send a Firm-up Order) during the Firm-up Period, and (vii) the Firm-up Order might be rejected due to Rule 15c3-5 controls.

OTHER ORDER INFORMATION

COs (and MOC Orders) are not included in the Exegy data feeds sent to the CGMI algos and SOR, as described further in Part III, Item 15.

b. If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator?

Yes☐ ~~No☒~~ No☐
~~If no, identify and explain any differences.~~
~~Because the configuration allowing FRS Orders to interact with COs can be disabled or re-enabled at the discretion of Execution Advisory Services personnel for FRS Orders from CGMI Business Units, Affiliates, and Indirect Subscribers, not all Participants' FRS Orders will necessarily be eligible to interact with COs. Apart from eligibility, the functionality described in Item 9(a) will operate the same for all Subscribers and the Broker-Dealer Operator.~~

Item 11: Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (<u>e.g.,</u> crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

Citi-ONE is an NMS Stock ATS, operated by CGMI within its Equities business, and for which Ocean hosts, operates, and supports the technology platform subject to

CGMI's direction and oversight.

Citi-ONE operates two trading sessions - the RTS for FRS Orders and COs, and, for Participants who have opted in (see Part III, Item 17), the MOCS for MOC Orders.

Citi-ONE offers Participants matching services in eligible NMS Stocks. Eligible NMS Stocks are NMS Stocks that are (i) eligible for continuous net settlement at the National Securities Clearing Corporation and (ii) not restricted from trading by CGMI. Orders may be entered directly or indirectly utilizing the FIX 4.2 protocol. The structure of both trading sessions is a limit order matching book, operating according to the matching priorities described in Part III, Item 11.

b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?

<mark>Yes⊠</mark> No☐

If no, identify and explain any differences.

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

ORDER INTERACTION RULES FOR PRIORITY - MATCHING

Firm Regular Session Orders and Conditional Orders can be matched in Citi-ONE's RTS.

FRS Orders are auto-executable orders. FRS Orders are prioritized by Order Class | Price | Broker | Inclusion Level | Time. Prioritization by Order Class means that FRS Orders will seek to interact with FRS Orders before interacting with COs.

COs are messages indicating trading interest and are not subject to auto-execution. COs are prioritized by Order Class | Price | Broker | Time. Prioritization by Order Class means that COs will seek to interact with COs before interacting with Eligible FRS Orders. COs may have associated Firm-up Orders. See Part III, Item 9.

MOC Orders match in Citi-ONE's MOCS. MOC Orders are prioritized by Broker | Size.

PRIORITIZATION | METHODOLOGY

(a) Order Class - refers to one of the three (3) classes of orders: FRS Orders, COs, and MOC Orders.

(b) Price - FRS Orders and COs (including their associated Firm-up Orders) on the same side of the market, in the same NMS Stock, are prioritized according to the Assigned Limit Prices. Assigned Limit Prices are explained in Part III, Item 7.

(c) Broker - Allows for two contra-side orders that originated from a U.S.-registered broker-dealer (or, at the election of the broker-dealer, from the broker-dealer and its affiliates) to have priority over orders from other Participants that might also match with the orders of such broker-dealer.

(d) Inclusion Level - Only applies to FRS Orders. Citi-ONE permits Participants whose FRS Orders provide liquidity to select an Inclusion Level. Inclusion Level (i) defines the set of orders with which an FRS Order may interact and (ii) is used to prioritize FRS Orders. Inclusion Levels indicate the willingness of the liquidity provider to interact with an identified Taker Level. Inclusion Level 5 results in the most inclusive interaction, allowing interaction with FRS Orders at all Taker Levels; and Inclusion Level 1 results in the most exclusive interaction, permitting interaction only with Taker Level 1. See Part III, Item 13. With respect to prioritization, if previous priority parameters are equal, FRS Orders with a higher Inclusion Level will receive priority. For example, FRS Orders with Inclusion Level 5 will receive matches before FRS Orders with Inclusion Levels 1 through 4.

(e) Time - Applies to FRS Orders and COs. If all previous matching priority parameters are equal, the FRS Order or CO, as applicable, that is first to arrive will match with a resting order. The time of receipt by Citi-ONE of an FRS Order is reflected by a timestamp on such FRS Order ("Receipt Time"). Any change to the FRS Order or CO will reset the Receipt Time for such FRS Order or CO, except where such change to the FRS Order or CO is (i) decrease in quantity, (ii) a short sale change (e.g., changing a short sell FRS Order to a long sell FRS Order or changing a long sell FRS Order to a short sell FRS Order), or (iii) a change to the Assigned Limit Price due to a change in the NBBO. Unrelated to the priority analysis but as a matter of terminology, when two orders match on Citi-ONE, the liquidity-providing order is always the first-in-time order and the liquidity-taking order is always the second-in-time order.

(f) Size - Only applies to MOC Order matching. MOC Orders on the same side of the market will be prioritized by size.

OTHER PARAMETERS, CONDITIONS, AND ATTRIBUTES FOR CONSIDERATION

The standard prioritization of Orders may be affected if certain parameters are included on Orders:

Minimum Executable Quantity - Participants can specify the minimum executable quantity for execution against any single contra-side order. See Part III, Item 14.

Self-Match Prevention - Participants can utilize this parameter to prevent their own buy and sell orders from matching with one another. <u>Self-match prevention is enabled by default and Participants can opt out.</u> See Part III, Item 14.

Do Not Cross Principal - Subscribers can opt out of interacting with the principal orders of CGMI and the principal orders of any CGMI Affiliate. See Part II, Item 3 and Part III, Item 14.

Post Only - Applies to FRS Orders only. The "post only" attribute allows Participants to submit FRS Orders that can only be liquidity-providing orders (first-in-time Order). See Part III, Item 7.

Inclusion Levels - See above as well as Part III, Item 13.

PRICE IMPROVEMENT

Either the liquidity provider, the liquidity taker, or both, can receive price improvement. Price improvement is not necessarily split equally between a liquidity provider and a liquidity taker. The execution price for a match will be that price closest to the midpoint of the NBBO that is compatible with both orders (e.g., determined by reference to any limit price that needs to be taken into consideration). If the Assigned Limit Price of one or both matching orders resides at the midpoint of the NBBO, or if both straddle the midpoint, the execution price will be the midpoint. When the buy and sell order Assigned Limit Prices straddle a five-decimal midpoint price, the matching price will be rounded based on the side of the earlier (resting) order to the nearest four-digit price.

PRICE PROTECTION MECHANISMS

Participant orders in Citi-ONE are given an Assigned Limit Price (Part III, Item 7). All matches will be at, or within, the NBBO. Citi-ONE ATS will accept orders outside of the LULD bands, however, Citi-ONE will automatically pause matching during LULD Limit States and Straddle States.

Citi-ONE will not match orders when the price of an NMS Stock is outside of a valid NBBO spread width. See also LOCKED OR CROSSED MARKETS, below.

SHORT SALES AND REGULATION SHO

Citi-ONE permits short sale orders to be entered for the RTS by U.S.-registered broker-dealer Participants in compliance with Regulation SHO. Each short sale order entered on behalf of a broker-dealer Participants must specify that a locate has been obtained in accordance with

Regulation SHO Rule 203(b)(1). For non-broker-dealer Participants, the ATS will reject any short sale order that does not identify the broker-dealer that provided the locate. For short sale orders subject to Rule 201 under Regulation SHO that are not permissibly priced for matching (i.e., not priced above the Constructed NBB or SIP NBB, as applicable), the Assigned Limit Price will be the lowest permissible price in compliance with Rule 201, including any permissible sub-penny increments. Such orders are executed at the Assigned Limit Price if there is an available contra-side order or, if not, they are held for matching at the new Assigned Limit Price or better. As quoted prices change, the Assigned Limit Price is updated to the lowest permissible price for matching under Rule 201 down to an order's original limit price. An order that is re-priced in this manner under Rule 201 does not have its original priority changed. Instead, the priority of such an order is established based on its original Assigned Limit Price.

Citi-ONE will reject MOC Orders sent as short sale orders.

LOCKED OR CROSSED MARKETS

Citi-ONE accepts new orders, modifications, and cancellations when the market for an NMS Stock is locked or crossed. During the RTS, Citi-ONE will prevent matching in NMS Stocks with an NBBO that is locked or crossed.

POTENTIAL ERRORS RELATED TO THE OPERATION OF CITI-ONE

Citi-ONE reviews potential errors in accordance with CGMI's Global Procedures for Recording and Remediation of Equity Trade Errors and self-regulatory organization rules. Any potential errors related to the operation of Citi-ONE (e.g., technology-related errors) will be escalated to the ATS Supervisor (or approved Series 24 Delegate) and/or Equities Management. The ATS Supervisor (or approved Series 24 Delegate) and/or Equities Management will review and determine a course of action based on the facts and circumstances pertaining to the matter. If the ATS Supervisor (or approved Series 24 Delegate) and/or Equities Management deem that an error has occurred and resulted in an execution, the execution will be transferred to the Citi-ONE error account and liquidated promptly.

TIME-STAMPING OF ORDERS AND EXECUTIONS

Timestamps are applied in the appropriate format to all orders (including amendments and cancellations), executions, and other relevant messages upon receipt, creation, or cancellation. All timestamps have nanosecond precision unless specified otherwise, except where a regulatory requirement or external standard communications protocol (e.g., FIX) mandates a different precision. In those cases, the nanosecond timestamp will be truncated in accordance with the regulatory or external standard. Citi-ONE Participants can choose to have their order entry port and drop copy port messages configured to nanosecond precision.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?

Yes☒ No☐

Item 14: Counter-Party Selection

a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?

<mark>Yes</mark>☒ No☐

If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

Orders can be designated to interact or not interact with certain orders based on the following items:

SELF-MATCH PREVENTION

This feature allows Participants to prevent their own buy and sell orders from matching with one another. This feature is set at the FIX session level. It is enabled by default for Participants. Direct Subscribers may have this feature ~~set~~disabled during the onboarding process or by contacting the ATS Supervisor (or approved Series 24 Delegate). Indirect Subscribers may have this feature ~~set~~disabled by contacting their Client Coverage representative. Participants can also request that self-match prevention apply to not only the Participant's own buy and sell orders but also to buy and sell orders from the Participant's affiliates.

DO NOT CROSS PRINCIPAL

Citi-ONE supports a DNCP instruction, which, if selected, prevents orders from matching with the principal orders of CGMI or the principal orders of any CGMI Affiliate. Direct Subscribers are able to self-select the DNCP instruction on an order-by-order basis via FIX tag or can contact the ATS Supervisor (or approved Series 24 Delegate) to have the DNCP instruction set at the FIX session level. Indirect Subscribers are able to self-select the DNCP instruction on an order-by-order basis or they can contact their Client Coverage representative to enable the DNCP instruction on a default basis. If the DNCP instruction is enabled on a FIX session-level or default basis, it will be applied to all orders, i.e., a Subscriber cannot override that selection on an order-by-order basis. If the DNCP instruction is not enabled on a FIX session-level or default basis, the Subscriber's order-by-order instruction will have priority over the FIX session-level or default instruction.

INCLUSION SELECTION

Participants sending FRS Orders to Citi-ONE that provide liquidity may select one of five Inclusion Levels for contra FRS Orders. Inclusion Level 5 is the most inclusive level of interaction with counterparties and Inclusion Level 1 is the most exclusive level of interaction with counterparties. See Part III, Item 13.

MINIMUM EXECUTABLE QUANTITY ("MinQty")

MinQty allows Participants to specify a minimum quantity for execution against any single contra-side order. Participants can select this feature on an order-by-order basis. Citi-ONE does not aggregate contra-side orders to meet the MinQty; the MinQty specified on an order can only be filled by a single contra-side order. Participants may specify the method by which the MinQty instruction is to be applied in the event a leaves quantity is less than the MinQty specified. A Participant may specify that the order becomes All or None if the leaves quantity is less than the minimum executable quantity, or a Participant may specify that the order is cancelled back to the Participant if the leaves quantity is less than the minimum executable quantity. Under the default setting, an order will become All or None if the leaves quantity is less than the minimum executable quantity.

ORDER TYPE INTERACTION

Participants can choose to allow FRS Orders to interact with Conditional Orders (by default, COs will only interact with other COs), making them "Eligible FRS Orders." See Part III, Items 7, 9, and 11.

b. If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator?

Yes☒ No☐